Mail Stop 4720

November 4, 2009

Roberto R. Herencia
President and Chief Executive Officer
Midwest Banc Holdings, Inc.
501 West North Avenue
Melrose Park, Illinois 60160

> **Re:** **Midwest Banc Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 11, 2009**
> **File No. 001-13735**

Dear Mr. Herencia:

We have reviewed your response dated October 19, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2008
Note 9 – Goodwill and Core Deposit Intangibles, page F-23

1. We have reviewed your response dated October 19, 2009 to prior comment one to our letter dated October 6, 2009. We note that you plan on including additional disclosures which you outlined in this response letter beginning with your Form 10-Q for the period ended September 30, 2009. Please revise future filings accordingly. Please also carefully consider your response to our comment no. 1 in our letter dated September 2, 2009 which you responded to on September 29, 2009. We would expect that all future filings would have more granular disclosures similar to the information you provided in the September 29, 2009 response to comment no. 1 including, but not limited to the specific negative factors you outlined, your consideration of both the peer group data and the supporting valuation report obtained in connection with your conclusion that there was no goodwill impairment at September 30, 2009. Please ensure that you have covered all areas in your submitted responses that contained "placeholder information" that was not necessarily available at the time you submitted your response letter.

2.   Similarly, please explain in your next response letter how you came to the conclusion and provide persuasive evidence supporting your determination that no goodwill impairment was appropriate at September 30, 2009. We would expect a response similar to that provided in your September 29, 2009 response letter which should contain revised information for this period ended as well as other supporting and/or new relevant details not part of any prior evaluation. Please also provide us with your valuation report at September 30, 2009, if available, and if not, please tell us when it might be forthcoming.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact John P. Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3464 with any other questions.

                                Sincerely,

                                Kathryn McHale
                                Staff Attorney

CC: By Fax: (312) 609-5005
        John Blatchford
        Vedder Price P.C.